Bryan P. Wright	100 Constellation Way
Vice President, CAO, & Controller	Suite 1600C
Baltimore, Maryland 21202
410 470-3213

April 30, 2010

By Electronic Transmission

Mr. Scott Stringer

Staff Accountant

Division of Corporate Finance, Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:                            Constellation Energy Group, Inc.

Comment Letter, dated April 28, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 1-12869

Dear Mr. Stringer:

We received your letter dated April 28, 2010 on the Constellation Energy Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2009.  We note your requested response time of 10 business days.

Per our discussion, given our financial reporting requirements for the quarter ended March 31, 2010, we respectfully request a five business day extension such that our response will be provided via EDGAR by Wednesday, May 19, 2010.

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Bryan P. Wright
Bryan P. Wright